Exhibit 99.1

DoubleDown Interactive Announces

Results of 2022 Extraordinary General Meeting

SEATTLE, WASHINGTON – August 30, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held on August 26, 2022 at 11:00 am, Korea Standard Time, in Seoul, Korea, the shareholders of record as of August 3, 2022, approved and adopted the following resolutions as originally proposed by the Company’s board of directors:

1.

Re-election of each of In Keuk Kim, Joseph A. Sigrist, Ki Chul Kim, and Haenam Kim (each a current director of the Company with a term expiring in November 2022 and prior to the Company’s next annual general meeting in 2023), as a director of the Company for a new three-year term commencing on August 26, 2022 and ending on August 25, 2025;

2.	Election of Whanlim Kim as a non-executive independent director of the Company for a three-year term commencing on August 26, 2022 and ending on August 25, 2025; and

3.	Approval of the reduction of the Company’s capital reserve in the amount of KRW 70,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.

As a result of the EGM, the Company currently has three non-executive independent directors on its board. The Company’s two additional non-executive independent directors, Yanghoon Cho and Jaesung Chung, are not up for re-election at this EGM. Their current three-year terms will expire in May 2023.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com